CASCADE FINANCIAL CORPORATION
2828 COLBY AVENUE
EVERETT WA   98201

                          SEPTEMBER 25, 1998

Securities and Exchange Commission
Washington DC   20549

Gentlemen:

Please accept this request to extend the deadline for filing our 10-K 405. We are still in the process of reviewing information and documentation related to our merger with AmFirst Bancorpation. This is the first 10-K we have filed since that merger.

Sincerely,

CASCADE FINANCIAL CORPORATION

/s/ Russell E Rosendal
----------------------
Russell E. Rosendal
Executive Vice President and
   chief Financial Officer